United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Hotel Reservations Network, Inc.
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(Name of Issuer)

Common Stock, $0.01 par value
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(Title of Class of Securities)

441451101
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(CUSIP Number)

December 31, 2001
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G

CUSIP No. 441451101
1.	NAME OF REPORTING PERSON
Arbor Capital Management, LLC
S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON
41-1861772
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [X] Joint filing pursuant to Rule 13d-1(k)(1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	SOLE VOTING POWER
601,800
6.	SHARED VOTING POWER
0
7.	SOLE DISPOSITIVE POWER
707,900
8.	SHARED DISPOSITIVE POWER
0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
707,900
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.93%
12.	TYPE OF REPORTING PERSON
IA

Schedule 13G

CUSIP No. 441451101
1.	NAME OF REPORTING PERSON
Rick D. Leggott
S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON
###-##-####
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [X] Joint filing pursuant to Rule 13d-1(k)(1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	SOLE VOTING POWER
601,800
6.	SHARED VOTING POWER
0
7.	SOLE DISPOSITIVE POWER
707,900
8.	SHARED DISPOSITIVE POWER
0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
707,900
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.93%
12.	TYPE OF REPORTING PERSON
IN

Schedule 13G

CUSIP No. 441451101
ITEM 1(a).	NAME OF ISSUER
Hotel Reservations Network, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
8140 Walnut Hill Lane, Suite 800 Dallas, Texas 75231
ITEM 2(a).	NAME OF PERSON FILING
1) Arbor Capital Management, LLC
2) Rick D. Leggott
Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH OF THE PERSONS SPECIFIED IN 2(A) ABOVE:
One Financial Plaza 120 South Sixth Street Suite 1000 Minneapolis, Minnesota 55402
ITEM 2(c).	CITIZENSHIP
Arbor Capital Management, LLC--Minnesota Limited Liability Company Rick D. Leggott--U.S.A.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, $0.01 par value
ITEM 2(e).	CUSIP NUMBER
441451101
ITEM 3.	If this statement is filed pursuant to Sections 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[X]*	An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);
	(g)	[X]*	A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company;
	(j)	[ ]	Group, in accordance with Section 13d-1(b)(1)(ii)(J).
*

Arbor Capital Management, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Rick D. Leggott is the CEO and majority shareholder of Arbor Capital Management, LLC. (Mr. Leggott is joining in this filing on Schedule 13G pursuant to Rule 13d-1(k)(1).)

ITEM 4.	OWNERSHIP
Reference is made to Items 5-11 on the cover sheet of this Schedule 13G.

Arbor Capital Management, LLC has been granted discretionary dispositive power over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Arbor Capital Management, LLC may be revoked in whole or in part at any time.

Mr. Leggott is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Arbor Capital Management, LLC, as a result of his position with and stock ownership in Arbor Capital Management, LLC. See Item 8.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
N/A
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Arbor Capital Management, LLC, a Minnesota limited liability company, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Mr. Leggott is CEO of Arbor Capital Management, LLC and beneficially owns a controlling percentage of its outstanding voting securities. Mr. Leggott is joining in this Schedule 13G because, as a result of his position with and ownership of securities of Arbor Capital Management, LLC, Mr. Leggott could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Arbor Capital Management, LLC. Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by Mr. Leggott of his control or power to influence the control of Arbor Capital Management, LLC.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
N/A
ITEM 10.	CERTIFICATION

By signing below the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by Arbor Capital Management, LLC, for its own account or by Mr. Leggott for his individual account and not as a result of his position with and ownership of securities of Arbor Capital Management, LLC).

SIGNATURE

       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 31st day of January, 2002.

/s/ Rick D. Leggott Rick D. Leggott Chief Executive Officer
/s/ David D. Deming David D. Deming Chief Operations Officer

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Hotel Reservations Network, Inc. and that this Agreement be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 31st day of January, 2002.

/s/ Rick D. Leggott Rick D. Leggott Chief Executive Officer
/s/ David D. Deming David D. Deming Chief Operations Officer